Searchlight Minerals Corp.
2441 West Horizon Ridge Pkwy., Suite 120
Henderson, Nevada 89052
(702) 939-5247

October 1, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-0404
Attn: Russell Mancuso, Legal Branch Chief

Re:      Searchlight Minerals Corp.
Registration Statement on Form S-1/A
(File No. 333-132929)

Dear Mr. Mancuso:

Searchlight Minerals Corp. (the “Company”) is requesting by separate correspondence the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-132929) to Friday, October 2, 2009 at 10:00 a.m. (Eastern Time), or as soon thereafter as is practicable.

As requested in the Staff's correspondence, dated October 1, 2009, in connection with such request for acceleration, the Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
October 1, 2009

Please contact Jeffrey P. Berg of Baker & Hostetler LLP at (310) 820-8800 if you have any further questions.

SEARCHLIGHT MINERALS CORP.

By:	/s/ Ian R. McNeil
Ian R. McNeil
Chief Executive Officer

CC:	CARL S. AGER
KRISTIN LOCHHEAD
JOSEPH MCCANN
MELVIN L. WILLIAMS